FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Slide-show presentation regarding Santander UK performance

Item 1
UK -At The Heart Of Santander’s SuccessMadrid, 17thSeptember2009

Disclaimer 2 Founded in 1857, It is the largest financial group in shares The US Private Securities Litigation Reform documents filed with the US Words such future These factors include, but are not limited to, Santander, S.A. (“Santander”) (SAN.MC, STD.N). and similar expressions are intended to identify forward looking statements, factors could cause actual results to differ materially from the plans, Nothing in this presentation constitutes or should be construed as constituting a profit forecast. Such forward looking statements are found in various places throughout this presentation. and “plans” We also caution readers that a number of important Santander & Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries. Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference listed on the London Stock Exchange. Disclaimer as “believes”, “anticipates”, “expects”, “intends”, “aims” but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of performance. objectives, expectations, estimates and intentions expressed in such forward-looking statements. Abbey Abbey and Santander both caution that this presentation may contain forward-looking statements. Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in Securities and Exchange Commission. government policy; fluctuations; (2) the effect of, and changes to, regulation and (1) inflation, interest rate, exchange rate, market and monetary (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our The foregoing list of important factors is not exhaustive. When relying on forward-looking investors and others should carefully consider the foregoing factors and success at managing the risks of the foregoing. statements to make decisions with respect to Abbey or Santander, other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. This presentation is not a form of statutory accounts.

3 Contents

4 Santander UK achieving a critical mass in core PFS markets through organic growth and acquisitions

5 10% 10% 3% Branches Retail deposits Abbey A&L B&B in Europe th The UK business contributed more than 16% to Group revenues in H1’09 and by PAT is now ranked 12 While earnings in the UK PFS sector are under pressure in the current environment, Santander UK continues to perform well...

6 2005 2004 2007 2006 H1’09 2008 (1) H1’09 2008 2007 2006 2005 2004 (1) 2005 2004 2007 2006 H1’09 2008 (1) H1’09 2008 2007 2006 2005 2004 (1) ...with five key factors driving the performance differential

7 SAN UK Contribution to PBT change Sector Contribution to PBT change >90% 33% <(10)% (40)% <(20)% (27)% (1) >2% 3% <(35)% (37)% >22% (68)% Funding 2009 onwards improvement The outlook for the economic environment is showing signs of

8 Annual GDP Growth ( %, annual average ) 3.0 2.8 2.1 2.2 0.7 0.8 2011(e) 2010 (e) -4.6 2009 (e) 2006* 2005* 2008* 2007* Annual CPI inflation rate (%, annual average) 3.6 2.3 2.1 2.3 2006* 2005* 2008* 2007* 1.7 2011 (e)
1.7 2010 (e) 1.8 2009 (e)
Interest Rates (%, annual average) (e) (e) Unemployment Rate (ILO %) (e) 9.0 9.1 9.6 5.2 5.5 6.3 5.2 2006* 2005* 2008* 2007* 2009 (e) 2010 (e) 2011 (e) Office for National Statistics & Bank of England *source — (e) estimated by Abbey

9 Contents The UK business is at the heart of the Group’s success

10 Managing Santander UK’s portfolio of businesses Commercial Divisions Growth opportunities Established Retail Products (Non — Retail) Retail Corporate Banking — Mortgages Developing Portfolio Corporate Savings SGBM Private Banking Global Banking and Markets Private Banking Global Business Manage down / Growth Retail Products Units Reduce exposure Cards Bank accounts UPLs Business banking A&L securities Asset Investments (& link to Corporate Banking — Other Management savings) Portfolios (e.g. shipping, Insurance & protection aviation) Insurance Spread Risk Balance sheet management management strength

11 Commercial Divisions Growth opportunities Established Retail Products (Non — Retail) Retail Corporate Banking - Mortgages Developing Portfolio Corporate Savings SGBM Private Banking Global Banking and Markets Private Banking Global Business Manage down / Growth Retail Products Units Reduce exposure Cards Bank accounts UPLs Business banking A&L securities Asset Investments (& link to Corporate Banking — Other Management savings) Portfolios (e.g. shipping, Insurance & protection aviation) Insurance Spread Risk Balance sheet management management strength

12 to PBT growth digit double of year 5th successive PFS PBT growth in all businesses and on track deliver

13
(1) 674m 25% 218.3 bn 161.4 bn 115m 24% 35.0 bn 32.3 bn 559m 25% 185.3 bn 134.3 bn 31m 38% 19.9 bn 10.9 bn 8m 94% — 13.4 bn 520m 22% 163.4 bn £ 107.1 bn Abbey 2005 (1) CAGR _____ Assets _____ Deposits

Commercial Divisions Growth opportunities Established Retail Products (Non — Retail) Retail Corporate Banking — Mortgages Developing Portfolio Corporate Savings SGBM Private Banking Global Banking and Markets Private Banking Global Business Manage down / Growth Retail Products Units Reduce exposure Cards Bank accounts UPLs Business banking A&L securities Asset Investments (& link to Corporate Banking - Other Management savings) Portfolios (e.g. shipping, Insurance & protection aviation) Insurance Spread Risk Balance sheet management management strength

15 Abbey OE:OI

Commercial Divisions Growth opportunities Established Retail Products (Non — Retail) Retail Corporate Banking — Mortgages Developing Portfolio Corporate Savings SGBM Private Banking Global Banking and Markets Private Banking Global Business Manage down / Growth Retail Products Units Reduce exposure Cards Bank accounts UPLs Business banking A&L securities Asset Investments (& link to Corporate Banking - Other Management savings) Portfolios (e.g. shipping, Insurance & protection aviation) Insurance Spread Risk Balance sheet management management strength

17 High quality • Retail comprises with Other 4.6bn sheet lending 53%. 3.8bn and of balance stock mortgage of mortgages the LTV comprised half quality mainly commercial Over high average is UPLs Transparent • Social Corporate 3.4bn deleveraged of 6.3bn other and being contains 13.4bn Corporate assets and A&L Corporate) Treasury Corporate Housing (9.5bn Abbey A&L • Low Risk • Group and risk purposes. low securities contain liquidity assets Government for held Other Assets, Cash Low risk secured portfolio In preparation of the worsening economic environment, Abbey tightened credit criteria during Q4 ‘07 and has continued tightening during 2008 and into H1 ‘09 with currently no new lending >90% LTV Abbey maintained conservative coverage of both the high quality secured portfolio (secured coverage ratio 22% vs. main peers less than 20%) and the reducing unsecured portfolio (unsecured coverage ratio >100% vs. peers no bigger than 75%) High quality prime residential nature of the portfolio and reduced exposure to unsecured lending, puts Abbey in a robust position given the economic environment The stock of properties in possession has decreased by 27 properties by June 2009 from the year end position of 969

18 Jun’09 Jun’09 Jun’09 Jun’09 SAN UK 0.19% Sector SAN UK Sector Provisions charges in line with expectations

19 NPLs Coverage 2,294 245 480 67.0% 3,199 45.4% 93% 125.3% 21.5% A&L deleveraged Securities portfolio business being run down taking advantage of market evolution as opportunities appear portfolio performing in line with expectations, consistent with the level of provisions raised at the time of its acquisition by Santander

20 Build Manage down portfolio aligned to commercial strategy risk profile consistent with Santander / Abbey collateral offsets c. 2.1bn actively manage down Funding strategy improving loan to deposit ratio

21
June 2009 138% 121% 115% 183 % Dec 2007 199% 115% 103% 174 % SAN UK _____ Bank A _____ Bank B _____ Bank C
Key Comments Acquisitions of A&L and B&B have strengthened the funding of the balance sheet and created a platform for future growth. Focus on driving growth in savings and investments 4.7bn net commercial deposit flow in H1’09 API grown by 34% over the past year compared to market decline of c23% — - on track Growing bank account base — to achieve 2009 target of opening 1 million new current accounts Developing deeper multi product relationships with corporate clients through full service banking proposition Driving a better return on RWA’s

22 SAN (UK) Sector Average Jun’09 SAN UK Santander UK’s performance and model differentiation continuing to be recognised by rating agencies Jun’08

23 Moody’s S&P Fitch
Aa3 AA _____ AA- Aa3 AA _____ AA-
August) the ratings confirmations th “Moody’s confirmed the Aa3 senior debt and deposit ratings for Abbey and A&L... reflect Moody’s view supported by the accelerated pace of engagement between Abbey and A&L, as evidenced by rapid developments in organization combinations, operational coordination, network consolidation and common branding.... Gains from centralized funding, cost and margin management are already apparent in notably stronger net interest margins for A&L which have improved considerably from FY08...” (Moody’s Investor Service press release 26 Square Place NW1 3AN 5

Investor Relations Abbey House Level 2 Triton Regents London e-mail: ir@abbey.com www.abbey.com Julian Brown Tel. +44 (0) 20 7756 4275 Simon Donovan Tel. +44 (0) 20 7756 4476 +34 91 259 Relations Ciudad Grupo Santander Edificio Pereda, 1st floor de Cantabria, s/n Investor Avda 28660 Boadilla del Monte, Madrid (Spain) Tel.: +34 91 259 65 14 — 65 20 Fax: +34 91 257 02 45 e-mail: investor@gruposantander.com www.santander.com

25 Appendix

Recent consolidations have left 5 major PFS players in the UK... 26

...a dramatic change over the last two years 27

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 18, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President